

June 10, 2009

Ms. Natalie Russell, Chief Financial Officer
AVT, Inc.
341 Bonnie Circle, Suite 102
Corona, CA 92880

      RE: **AVT, Inc.**
                Form 8-K Item 4.01
                Filed May 20, 2009
                Form 8-K/A Item 4.01
                Filed May 29, 2009
                Form 8-K/A Item 4.01
                Filed June 8, 2009
                Form 8-K/A Item 4.01
                Filed June 10, 2009
                File No. 0-53372

Dear Ms. Russell:

      We have completed our review of your filing and amendments and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3743.

                                Sincerely,

                                Jenn Do
                                Staff Accountant